UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif I. Azher, Esq.

Kenneth B. Wallach, Esq.

Naveed Anwar, Esq.

Jessica Asrat, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on November 3, 2021, as amended by amendment No. 2 filed with the SEC on May 26, 2022 (as amended, the “Schedule 13D”) relating to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of VMware, Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 22, 2023 (the “Closing Date”), Broadcom Inc. (“Broadcom”) acquired the Issuer pursuant to an Agreement and Plan of Merger dated as of May 26, 2022 (the “Merger Agreement”) by and among the Issuer, Broadcom, Verona Holdco, Inc., a direct wholly owned subsidiary of the Issuer (“Holdco”), Verona Merger Sub, Inc., a direct wholly owned subsidiary of Holdco (“Merger Sub 1”), Barcelona Merger Sub 2, Inc., a direct wholly owned subsidiary of Broadcom (“Merger Sub 2”) and Barcelona Merger Sub 3, LLC, a direct wholly owned subsidiary of Broadcom (“Merger Sub 3”). On the Closing Date, among other things, (i) Merger Sub 1 merged with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving corporation in the First Merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Holdco; (ii) following the First Merger, the Surviving Company was converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”); (iii) following the Conversion, Merger Sub 2 merged with and into Holdco (the “Second Merger”), with Holdco continuing as the surviving corporation in the Second Merger (the “Holdco Surviving Company”) and becoming a wholly owned subsidiary of Broadcom; and (iv) following the Second Merger, the Holdco Surviving Company merged with and into Merger Sub 3 (the “Third Merger,” and together with the First Merger, the Conversion and the Second Merger, the “Transactions”), with Merger Sub 3 continuing as the surviving limited liability company and as a wholly owned subsidiary of Broadcom.

As a result of the Transactions, each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Second Merger was indirectly converted into the right to receive, at the election of the holder of such share of Class A Common Stock, (a) $142.50 per share in cash, without interest (the “Cash Consideration”), or (b) 0.25200 shares of common stock, par value $0.001 per share, of Broadcom (the “Stock Consideration”). In accordance with the proration procedures, of the Issuer’s stockholders that elected to receive Stock Consideration, approximately 52.1% of such outstanding shares of Class A Common Stock were converted into Stock Consideration and approximately 47.9% of such outstanding shares of Class A Common Stock were converted into Cash Consideration. The aggregate of 42,050,818 shares of Class A Common Stock held by Reporting Persons was converted into an aggregate of 5,520,277 shares of common stock of Broadcom and approximately $2,870,654,378, plus cash in lieu of fractional shares, and, as such the Reporting Persons no longer beneficially own any shares of Class A Common Stock.

In connection with the Transactions, each share of Class A Common Stock beneficially owned by the persons listed in Annex A of the Schedule 13D filed by the Reporting Persons on November 3, 2021 (“Annex A”) as reported on such Annex A, was indirectly converted into the right to receive, at the election of the holder of such share of Class A Common Stock, Cash Consideration or Stock Consideration, as adjusted pursuant to the terms of the Merger Agreement.

Item 5. Interest in Securities of the Issuer

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) On the Closing Date following the Transactions and as of the date hereof, each of the Reporting Persons and the persons named on Annex A did not beneficially own any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

(e) On the Closing Date, following the Transactions, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock outstanding.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

Silver Lake Partners IV, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Partners V DE (AIV), L.P.
By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.
By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SL SPV-2, L.P.
By: SLTA SPV-2, L.P., its general partner
By: SLTA SPV-2 (GP), L.L.C., its general partner By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2, L.P.
By: SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2 (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel